

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2011

Michael R. Garone
Interim Chief Executive Officer and Chief Financial Officer
Emisphere Technologies, Inc.
240 Cedar Knolls Road
Suite 200
Cedar Knolls, New Jersey 07927

> **Re: Emisphere Technologies, Inc.**
> **Post-Effective Amendment No. 1 to Form S-1**
> **Filed April 11, 2011**
> **File No. 333-169385**

Dear Mr. Garone:

We have limited our review of your filing to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 6

1. We note the disclosure on pages 49 and 86 where you state that you have determined that certain of the company's financial statements were not prepared properly which resulted in material changes and, as a result, that your disclosure controls and procedures were not effective as of the quarterly periods ended March 31, June 30 and September 30, 2009 and 2010, nor for the fiscal years ended December 31, 2009 and 2010. Please amend your filing to include additional risk factors which describe the risks posed by the restatement of your financial statements and the material weakness in your controls and procedures.

Signatures, page II-10

2. We note that your interim chief executive officer and chief financial officer have signed the filing on behalf of the registrant and in his own capacities, but that the filing has not been signed by your controller or principal accounting officer in those capacities. Please amend your filing to include the signature of your controller or principal accounting officer. If Michael R. Garone, the interim chief financial officer, is also your controller or

principal accounting officer, please indicate beneath his signature that he is signing the filing in the capacity of controller or principal accounting officer in addition to the capacities listed. See Instruction 1 to the Signatures section of Form S-1 for further information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Laura Crotty at (202) 551-3563, Daniel Greenspan, Special Counsel, at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Timothy C. Maguire, Esq. (Brown Rudnick LLP)